UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

telecom | personal | flow

Telecom Argentina
Press Release
1H24 & 2Q24

08-12-2024

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$3,036.7 million*

Telecom Argentina S.A.

announces consolidated results for the first half (“1H24) and second quarter of fiscal year 2024 (“2Q24”) **

Note: For the figures included in the FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to annual financial statements, interim and special periods ending as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1H24 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments related to variations of results between 1H24 and 1H23 mentioned in this press release correspond to “figures restated by inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for periods ended as of June 30 of 2024 and 2023, as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning on page 12.

•	It should be noted that the results presented on a comparative basis (June 2023) include the effect of the year-over-year inflation as of June 2024, which was 271.5%.

•	The Company's Consolidated Revenues amounted to P$1,666,979 million in 1H24 (-13.3% in constant currency compared to 1H23). Service Revenues totaled P$1,572,594 million (-11.7% vs. 1H23), in a context where year-over-year inflation remains at high levels. In 2Q24, revenues reached P$856,084 million (-8.3% vs. 2Q23) while Service Revenues totaled P$799,692 million (-6.7% vs. 2Q23 and +3.5% vs. 1Q24), indicating an improvement in the trend of these revenues in real terms.

•	During 1H24 in Argentina, Mobile accesses increased reaching 21.2 million in 1H24 (+578 thousand vs. 1H23). In broadband 4.1 million accesses were registered (-33.8 thousand vs. 1H23). Finally, Pay TV subscribers totaled 3.1 million in the same period (-26.9 thousand vs. 1H23).

•	During 1H24 the margin of Operating Income before Depreciation, Amortization, and Impairments of Fixed Assets ("Operating Income before D, A & I") over revenues showed a positive trend compared to the same period of the previous year, registering 29.7% (vs. 28.4% in 1H23). Additionally, in 2Q24, the margin experienced a notable improvement, reaching 29.1% (+2.8 pp vs. 2Q23). This improvement is due to the effective management of Operating Costs before Depreciation, Amortization, and Impairments of Fixed Assets, which during 1H24 recorded a significant decrease in real terms (-14.9% vs. 1H23). In 1H24, Operating Income before D, A & I totaled P$495,092 million.

•	Due to the real appreciation of the Argentine peso against the US dollar during 1H24 (due to inflation being higher than devaluation during the period), the Company recorded a net income of P$859,223 million (compared to an income of P$146,409 million in 1H23), mainly explained by gains from exchange rate differences in real terms included in Financial Results.

•	Investments (including right-of-use assets) amounted to P$315,946 million in 1H24 (+3.7% in constant currency vs. 1H23), which represents 19.0% of our Consolidated Revenues. CAPEX (excluding right-of-use assets) during the 1H24 represented 13.5% of Consolidated Revenues.

•	Net Financial Debt totaled P$2,189,225 million as of June 30, 2024, decreasing in real terms (-34.2% in constant currency vs. December 31, 2023).

*Market capitalization as of August 9, 2024

**Unaudited non-financial information

TELECOM ARGENTINA	1

*(Figures may not add up due to rounding)

** (in constant currency - includes right-of-use assets for P$91,354 million as of June 30, 2024 and for P$76,223 million as of June 30, 2023)

*** (Includes IP telephony lines, which amounted to approximately 1.69 million and 1.29 million as of June 30, 2024, and June 30, 2023, respectively) – Not included in ARPU calculations.

1- Consolidated Revenues (in million P$)	3- Operating Income before D, A & I (EBITDA) (in million P$)

2- Quarterly Service Revenues (in million P$)	4- Net Income (Loss) (in million P$)

TELECOM ARGENTINA	2

Buenos Aires, August 12, 2024 - Telecom Argentina S.A. (“Telecom Argentina”) - (NYSE: TEO; BYMA: TECO2), announced today a Net Income of P$859,223 million for the period ended June 30, 2024, mainly explained by gains from exchange rate differences in real terms included in Financial Results. The Net Income attributable to the controlling company was P$851,682 million.

It should be noted that comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of June 30, 2024.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2023, and as of June 30, 2023, and 2024, used for the restatement of figures in constant currency:

	As of June 30, 2023	As of December 31, 2023	As of June 30, 2024
Annual	115.6%	211.4%	271.5%
3-month cumulative (Since March 2023)	23.8%	n/a	18.6%

During 1H24, Consolidated Revenues amounted to P$1,666,979 million, from which Service Revenues totaled P$1,572,594 million.

During 1H24, Service Revenues decreased by 11.7% compared to 1H23, mainly due to the net effect of the price increases implemented by the Company on revenues being lower than the year-on-year inflation rate, which stood at 271.5%. This is considering that higher levels of discounts were granted to customers to maintain the client base amid intense market competition. However, a trend of recovery in Service Revenues in real terms has been observed, strengthening during 2Q24 (-6.7% vs. 2Q23 and +3.5% vs. 1Q24 – see chart No. 2 on page No. 2).

*As a percentage of Consolidated Revenues
  Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H24 and 1H23.

TELECOM ARGENTINA	3

Consolidated Revenues

Mobile Services

As of June 30, 2024, total mobile subscribers in Argentina and Paraguay amounted to 23.6 million. In 1H24, mobile services revenues reached P$672,409 million (- P$106,440 million or -13.7% vs. 1H23), obtaining the highest share in terms of service revenues (representing 42.8% and 43.8% of service revenues in 1H24 and 1H23, respectively). In 2Q24, mobile service revenues amounted to P$342,406 million (-8.9% compared to 2Q23). Mobile internet revenues in 1H24 and 1H23 were equivalent to 93% of the total revenues for these services.

Mobile Services in Argentina

As of June 30, 2024, total mobile subscribers amounted to approximately 21.2 million (+578 thousand vs. 1H23). Throughout the period, a change in customer behavior was observed, resulting in a 5.4% increase in the prepaid subscriber base and a 1.2% decrease in the postpaid subscriber base. As of June 30, 2024, postpaid accesses represented 38% of our mobile subscriber base.

In 1H24, mobile service revenues in Argentina amounted to P$608,129 million (-P$109,912 million or -15.3% vs. 1H23). The average monthly revenue per user (“ARPU”) amounted to P$4,743.5 during 1H24 (vs. P$5,800.0 in 1H23). The effect generated by the restatement in terms of the current measurement unit as of June 30, 2024, included in the ARPU amounted to P$646.4 and P$4,483.6 for 1H24 and 1H23, respectively. The average monthly churn rate was 1.6% in 1H24 (compared to an average of 1.8% in 1H23).

During the Mobile World Congress 2024, the Company was distinguished, for the fifth consecutive time by Ookla, a global leader in network usage testing, for having the fastest mobile network in Argentina, as verified through its SpeedTest platform. Thus, it is the only operator in Latin America to achieve this accomplishment as of this date.

Personal in Paraguay (“Núcleo”)

As of June 30, 2024, Núcleo’s subscriber base reached 2.4 million. Of the total number of accesses, 74% correspond to prepaid plans and 26% to postpaid plans, whereas as of June 30, 2023, prepaid accesses represented 78% and postpaid accesses 22%.

During 1H24, Mobile service revenues in Paraguay reached P$64,280 million (+ P$3,472 million or +5.7% vs. 1H23). The increase is mainly due to the depreciation in real terms of the Argentine peso against the Guarani.

Internet Services

Internet services revenues totaled P$418,073 million during 1H24 (+P$7,700 million or +1.9% vs. 1H23). In 2Q24, Internet services revenues totaled P$218,247 million (+12.4% compared to 2Q23). Total broadband subscribers reached approximately 4.1 million in 1H24 (-34 thousand vs. 1H23). The monthly churn rate of Internet services was 1.9% and 1.7% as of June 30, 2024, and 2023, respectively.

Additionally, broadband ARPU (restated in constant currency as of June 30, 2024) amounted to P$16,034.2 in 1H24 (vs. P$15,866.2 in 1H23). The effect generated by the restatement in terms of the measuring unit as of June 30, 2024, included in the ARPU amounted to approximately P$2,162.4 and P$12,258.4 for 1H24 and 1H23, respectively.

As of June 30, 2024, customers with a service of 100 Mb or higher represented 86% of the total customer base (vs. 83% as of June 30, 2023). In 1H24, accesses with this speed or higher amounted to 3.5 million (+3.6% compared to 1H23).

TELECOM ARGENTINA	4

Cable TV Services

Cable TV service revenues reached P$243,058 million in 1H24 (-P$108,680 million or -30.9% vs. 1H23). In 2Q24, cable TV service revenues were P$122,803 million (-27.0% vs. 2Q23). Cable TV subscribers, including Uruguay and Paraguay, exceeded 3.3 million (-23 thousand vs. 1H23). The monthly Cable TV ARPU (restated in constant currency as of June 30, 2024) reached P$11,098.1 during 1H24 (vs. P$16,607.4 in 1H23). The effect generated by the restatement in terms of the measuring unit as of June 30, 2024, included in the ARPU amounts to P$1,540.4 and P$12,835.5, for 1H24 and 1H23, respectively.

The subscriber base in Argentina amounted to 3.1 million accesses as of June 30, 2024, reflecting a 0.9% decrease compared to 1H23. This decline is primarily attributed to the country's economic situation and a shift in customer consumption trends. Despite this, the number of Flow subscribers continued to grow (+11% vs. 1H23), demonstrating the strength and market acceptance of the platform in the market. Premium subscriptions as of 1H24 amounted to 1.2 million. Monthly churn rate was 2.0% as of June 30, 2024, and 2023.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data services reached P$221,313 million in 1H24 (-P$2,404 million or -1.1% vs. 1H23). In 2Q24, fixed telephony and data services revenues were P$107,787 million (-2.9% vs. 2Q23)

The monthly fixed voice ARPU (restated in constant currency as of June 30, 2024) reached P$7,215.4 in 1H24 (vs. P$7,369.7 in 1H23). The effect generated by the restatement in terms of the measuring unit as of June 30, 2024, included in the ARPU amounted to P$1,010.5 and P$5,745.6 for 1H24 and 1H23, respectively.

Other Service Revenues

Other service revenues, primarily including fintech-related services, billing and collection management revenue on behalf of third parties, administrative revenue, and advertising space sales revenue, among others, reached P$17,741 million (+P$2,240 million or +14.5% compared to 1H23). In 2Q24, other service revenues were P$8,449 million (+13.0% vs. 2Q23)

The main variation is driven by the increase in fintech services in Argentina, mainly due to the growth in platform usage and the increase in the number of users.

Similarly, Personal Pay, ended the period with 2.9 million customers (vs. 1.2 million in 1H23).

Revenues from equipment sales

Equipment revenues reached P$94,385 million (-P$47,186 million or -33.3% vs. 1H23). This variation is mainly due to a 31% decrease in the quantity of handsets sold compared to 1H23. In 2Q24, equipment sales were P$56,392 million (-26.8% vs. 2Q23).

Consolidated Operating Costs

Consolidated Operating Costs (including Depreciation, Amortization and Impairment of Fixed Assets) totaled P$1,729,076 million in 1H24 (-P$282,334 million or -14.0% vs. 1H23). Excluding Depreciation, Amortization and Impairment of Fixed Assets, operating costs experienced a reduction of 14.9% in real terms during the same period.

The cost breakdown was as follows:

•	Employees benefits and severance payments: P$394,444 million in 1H24 (-14.6% vs. 1H23). Total employees amounted to 20,809 as of June 30, 2024.

TELECOM ARGENTINA	5

•	Interconnection and transmission costs (including roaming, international settlement charges and lease of circuits): P$53,353 million (-5.4% vs. 1H23).

•	Fees for services, maintenance and materials: P$228,973 million in 1H24 (-4.2% vs. 1H23).

•	Taxes and fees paid to regulatory authorities: P$129,323 million (-12.8% vs. 1H23).

•	Commissions and advertising (commissions paid to agents, collection fees and other commissions): These costs totaled P$86,665 million in 1H24 (-25.9% vs. 1H23).

•	Cost of handsets sold: P$73,847 million (-29.2% vs. 1H23). This variation is mainly due to a decrease in the number of units sold compared to 1H23.

•	Programming and content costs: P$93,387 million (-14.4% vs. 1H23).

•	Other Costs totaled P$111,895 million (-20.5% vs. 1H23), of which bad debt expenses totaled P$35,283 million (-26.4% vs. 1H23).

•	Our bad debt ratio was 2.1% of total revenues as of June 30, 2024 (vs. 2.5% in 1H23).

•	Other operating costs, including charges for lawsuits and other contingencies, energy and other public services, insurance, rents and internet capacity, among others, totaled P$76,612 million (-17.5% vs. 1H23).

•	Depreciation, amortization and impairment of fixed assets amounted to P$557,189 million (-12.2% vs. 1H23). This charge includes the impact of the amortization of assets incorporated after June 30, 2023, partially offset by the effect of the assets that were completely amortized after such date.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results) showed an income of P$1,285,800 million in 1H24 (vs. an income of P$99,417 million in 1H23), mainly due to:

*Related to Notes issued in UVA

Exchange gains from exchange rate differences, measured in real terms, are the result of inflation outpacing the appreciation of the US dollar against the Argentine peso (79.8% vs. 12.8%, respectively in the 1H24).

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

TELECOM ARGENTINA	6

Income tax loss amounted to P$361,508 million in 1H24 (vs. an income of P$139,666 million in 1H23). The loss related to item (i) above amounted to P$5,538 million in 1H24 (vs. a loss of P$1,575 million in 1H23) and the income tax effect related to the application of the deferred tax method described in item (ii) above is a loss of P$355,970 million in 1H24 (vs. an income of P$141,241 million in 1H23).

Consolidated Net Financial Debt

As of June 30, 2024, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is passive and amounted to P$2,189,225 million, which represents a decrease of P$1,135,776 when compared to the net financial debt as of December 31, 2023, restated by inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

During 1H24, the Company invested (including rights of use assets) P$315,946 million (+3.7% vs. 1H23). Said investments represented 19.0% of consolidated revenues in 1H24. As of June 30, 2024, investments without considering right of use of assets totaled P$224,592 million (-1.8% vs. 1H23).

The investments were focused on:

•	Expansion of cable TV and internet services to improve transmission and access speed offered to customers.

•	Deployment and modernization of our 4G mobile access sites to improve coverage and increase mobile network capacity. The deployment of 4G/LTE reached a coverage of 98% of the population. Our mobile subscribers with access to our 4G network, according to Ookla's latest June 2024 benchmark, perceived a better service experience, reaching average speeds of 39.9Mbps, compared to 33.1Mbps during the same period in 2023.

•	During the first months of 2024, we continued the expansion of our 5G network, with plans to add 200 sites by the end of the year.

•	Additionally, we continue to expand mobile site connectivity to achieve better quality and capacity by replacing radio links with high-capacity fiber optic connections. Additionally, we continued with the plan to connect remote and low-density areas through satellite backhaul.

Relevant financial events of the period

Open Gateway

Telecom is leading the GSMA Open Gateway initiative in Argentina, which aims to drive innovation and enable developers and cloud providers to implement services quickly and in a standardized manner. In this context, Telecom has made two APIs available as part of this project, contributing to the value proposition of digital security and fraud prevention: SIM SWAP and the more recent Number Verification.

Additionally, in April, the company announced a partnership with Intraway, launching a joint digital venture focused on creating a software solution that will help communication service providers (CSPs) in Latin America accelerate the exposure and monetization of their networks in a secure and scalable manner.

TELECOM ARGENTINA	7

Disbursement from Export Development Canada (EDC)

In June 2024, a disbursement of USD 11.6 million (equivalent to P$10,508 million as of June 30, 2024) was completed, maturing in May 2030. The disbursed capital accrues compensatory interest at a semi-annual SOF rate plus a margin of 6.65 percentage points.

Issuance of Notes Class 20 and Additional

Class	Currency	Nominal Amount Issued (in million)	Date of Issuance	Maturity Date	Principal repayment	Interest rate	Interest payment
20	US$ linked	59,7 (1)	06/2024	06/2026	In 1 payment at maturity date	Fixed: 5%	Quarterly
		21,6 (2)	06/2024	06/2026	In 1 payment at maturity date	Fixed: 5%	Quarterly

(1) For Class 20 Notes, the subscription price was above par (103.88% of the nominal value).

(2) For Additional Class 20 Notes, the subscription price was above par (104.84% of the nominal value).

Relevant events after June 30, 2024

Shelf Registration Statement

On July 8, 2024, the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) under Form F-3 concerning various types of debt securities, American Depositary Shares (“ADSs”), and Class B Shares of the Company, as well as a prospectus supplement related to this form for the 198,085,167 Class B Shares underlying the ADSs held by Fintech Telecom LLC, as disclosed in the SC 13D/A form filed with the SEC on April 16, 2019.

These documents will enable the Company and its majority shareholders to conduct transactions that may qualify as public offerings of securities in the United States over the next three years. As of the date of this press release, the Company does not expect to undertake transactions that could qualify as a public offering of debt securities or shares in the United States.

Class 21 International Notes Issuance

In July 2024, the Company re-entered the international credit markets and issued its Class 21 Notes as detailed below:

Offered Nominal Value: USD 1,310,202,000

Number of Offers Received: 190

Nominal Value of Notes to be Issued: USD 500,000,000

Interest Rate: 9.5% nominal annual, semiannual payments

Issue Price: 99.109% of the Nominal Value of the Notes

Yield: 9.7%

Issuance and Settlement Date: July 18, 2024

Repayment: The principal of the Notes will be repaid in three installments as follows: (i) 33% of the principal on July 18, 2029; (ii) 33% of the principal on July 18, 2030; (iii) 34% of the principal on the Maturity Date, July 18, 2031.

TELECOM ARGENTINA	8

The expected use of proceeds is the refinancing of existing debt and payment of the consideration for the tender offer of our Class 5 Notes maturing in 2025. This transaction allowed the company to improve its average financing cost and extend the average maturity of its debt.

Class 5 Notes maturing in 2025 Tender Offer

In August 2024, in accordance with the planned used of proceeds from the issuance of Class 21 Notes and with the aim of continuing an effective liability management policy, the Company completed an early tender offer of USD 19,849,880 nominal value of its Class 5 Notes. Following this tender offer and the principal repayment made in August 2024, USD 112,366,260 nominal value of our Class 5 Notes remains outstanding.

Class 1 Notes maturing in 2026 Exchange Offer

In August 2024, as part of the exchange offer of its Class 1 Notes for Additional Class 21 Notes, the Company completed the exchange of USD 117,217,000 nominal value of Class 1 Notes. As of the date of this report, USD 617,217,000 nominal value of Class 21 Notes (including Additional Class 21) remains outstanding. This successfully enabled Telecom to extend the average maturity of its debt profile.

Class 22 Notes Issuance

Class	Currency	Nominal Amount Issued (in million)	Date of Issuance	Maturity Date	Principal repayment	Interest rate	Interest payment
22	US$ Linked	33.7 (1)	08/2024	02/2026	In 1 payment at maturity date	Fixed: 2%	Quarterly

(1) For Class 22 Notes, the subscription price was above par (100.74% of the nominal value).

Main Highlights for 1H24 and 2Q24

•	We achieved an improvement in Operating Income before D, A & D, in a challenging environment, registering a margin of 29.7% in 1H24 (compared to 28.4% in 1H23). Additionally, in 2Q24, the margin saw a significant improvement, reaching 29.1% (+2.8 percentage points vs. 2Q23).

•	We successfully increased our subscriber base in the mobile segment and stabilized our broadband and pay TV subscriber bases in a highly competitive market.

•	Our fintech, Personal Pay, is now a significant operator in the market, with nearly 3 million subscribers, and is the second-largest participant in terms of remunerated accounts balances.

•	We showed resilience in our business model, with a strong recovery in revenue and EBITDA figures measured in dollars, despite high currency depreciation and inflation.

•	Through our liability management transactions, we improved our debt maturity profile, extended the average maturity of our debt, and reduced our financing costs.

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TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2024, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar	Livio Gentile lagentile@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

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TELECOM ARGENTINA	10

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of June 2024)

	06/30/24	12/31/23	Δ $	Δ %
Cash and cash equivalents*	165,008	287,230	(122,222)	-42.6%
Financial Investments**	225,853	222,862	2,991	1.3%
Trade receivables	252,285	238,860	13,425	5.6%
Other Receivables	52,831	61,193	(8,362)	-13.7%
Inventories	42,190	56,681	(14,491)	-25.6%
Other Assets	1,781	0	1,781	-
Total current assets	**739,948**	**866,826**	**(126,878)**	**-14.6%**
Financial Investments	114	786	(672)	-85.5%
Trade receivables	409	453	(44)	-9.7%
Goodwill	2,783,516	2,775,625	7,891	0.3%
Property, plant and equipment ('PP&E')	3,750,804	4,084,143	(333,339)	-8.2%
Intangible assets	1,590,915	1,629,505	(38,590)	-2.4%
Right-of-use assets	384,569	387,755	(3,186)	-0.8%
Other Receivables	85,473	102,138	(16,665)	-16.3%
Total non-current assets	**8,595,800**	**8,980,405**	**(384,605)**	**-4.3%**
TOTAL ASSETS	**9,335,748**	**9,847,231**	**(511,483)**	**-5.2%**
Trade payables	391,424	641,526	(250,102)	-39.0%
Financial debt	820,770	1,012,979	(192,209)	-19.0%
Salaries and social security payables	137,026	163,845	(26,819)	-16.4%
Income tax liabilities	3,875	2,808	1,067	38.0%
Taxes payables	70,301	70,377	(76)	-0.1%
Dividend Payable	616	0	616	-
Lease liabilities	50,204	51,659	(1,455)	-2.8%
Client Funds	16,210	12,978	3,232	24.9%
Other liabilities	26,182	23,804	2,378	10.0%
Provisions	6,726	9,600	(2,874)	-29.9%
Total current liabilities	**1,523,334**	**1,989,576**	**(466,242)**	**-23.4%**
Trade payables	10,944	1,643	9,301	-
Financial debt	1,743,220	2,812,707	(1,069,487)	-38.0%
Salaries and social security payables	7,999	6,704	1,295	19.3%
Deferred income tax liabilities	1,185,424	829,007	356,417	43.0%
Taxes payables	4	-	(16)	-80.0%
Lease liabilities	82,739	107,700	(24,961)	-23.2%
Other liabilities	8,318	16,255	(7,937)	-48.8%
Provisions	45,503	46,951	(1,448)	-3.1%
Total non-current liabilities	**3,084,151**	**3,820,987**	**(736,836)**	**-19.3%**
TOTAL LIABILITIES	**4,607,485**	**5,810,563**	**(1,203,078)**	**-20.7%**
Equity attributable to Controlling Company	4,635,492	3,897,253	738,239	18.9%
Non-controlling interest	92,771	139,415	(46,644)	-33.5%
TOTAL EQUITY	**4,728,263**	**4,036,668**	**691,595**	**17.1%**
TOTAL LIABILITIES AND EQUITY	**9,335,748**	**9,847,231**	**(511,483)**	**-5.2%**

*As of June 30, 2024, it includes restricted availability funds amounting to $16,210 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	06/30/24	12/31/23	Δ $	Δ %
Bank overdrafts - principal	165,603	42,272	123,331	-
Bank and other financial entities loans - principal	240,792	368,081	(127,289)	-34.6%
Notes - principal	263,748	339,729	(75,981)	-22.4%
NDF	23	-	23	-
Loans for purchase of equipment	16,373	28,012	(11,639)	-41.6%
Accrued interest and related expenses	134,231	234,885	(100,654)	-42.9%
Total Current Loans	**820,770**	**1,012,979**	**(192,209)**	**-19.0%**
Notes - principal	1,229,994	1,796,166	(566,172)	-31.5%
Bank and other financial entities loans - principal	372,086	718,515	(346,429)	-48.2%
Loans for purchase of equipment	6,891	19,280	(12,389)	-64.3%
Accrued interest and related expenses	134,249	278,746	(144,497)	-51.8%
Total Non Current Loans	**1,743,220**	**2,812,707**	**(1,069,487)**	**-38.0%**
Total Loans	**2,563,990**	**3,825,686**	**(1,261,696)**	**-33.0%**
Cash and cash equivalents, and Financial Investments	374,765	497,900	(123,135)	-24.7%
Net Financial Debt	**(2,189,225)**	**(3,327,786)**	**1,138,561**	**-34.2%**

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/24	06/30/23	Δ $	Δ %
Revenues	**1,666,979**	**1,921,749**	(254,770)	-13.3%
Consolidated Operating Costs	(1,729,076)	(2,011,410)	282,334	-14.0%
Operating loss	**(62,097)**	**(89,661)**	**27,564**	**-30.7%**
Net Financial results and earnings from associates and joint ventures	1,282,828	96,404	1,186,424	-
Net income before income tax expense	**1,220,731**	**6,743**	**1,213,988**	-
Income tax expense	(361,508)	139,666	(501,174)	-
Net income	**859,223**	**146,409**	**712,814**	-
Attributable to:				
Controlling Company	851,682	140,561	711,121	-
Non-controlling interest	7,541	5,848	1,693	29.0%
Operating income before D, A & I	**495,092**	**545,272**	**(50,180)**	**-9.2%**
As % of Revenues	29.7%	28.4%		

Financial results, net	06/30/24	06/30/23	Δ $	Δ %
Financial cost				
Interests on borrowings	(53,122)	(59,166)	6,044	-10.2%
Remeasurement in borrowings	(74,013)	9,340	(83,353)	-
Foreign currency exhange gains (losses) on borrowings	1,249,112	67,581	1,181,531	-
Borrowings renegotiation results	-	(1,434)	1,434	-100.0%
Total financial cost	**1,121,977**	**16,321**	**1,105,656**	-
Other financial results, net				
Fair value gains/(losses) on financial assets at fair value through profit or loss	(15,077)	(29,741)	14,664	-49.3%
Other foreign currency exhange gains (losses)	151,451	(4,823)	156,274	-
Other interests, net	8,221	9,307	(1,086)	-11.7%
Other taxes and bank expenses	(49,186)	(19,190)	(29,996)	156.3%
Financial expenses on pension benefits	(1,511)	(2,225)	714	-32.1%
Financial discounts on assets, debts and other	(7,542)	(6,498)	(1,044)	16.1%
*RECPAM**	77,467	136,266	(58,799)	-43.2%
Total other financial results, net	**163,823**	**83,096**	**80,727**	**97.1%**
Total Financial results, net	**1,285,800**	**99,417**	**1,186,383**	-

** Inflation restatement gain / (loss)*

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

5- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/24	06/30/23	Δ $	Δ %
Revenues	**856,084**	**933,838**	**(77,754)**	**-8.3%**
Consolidated Operating Costs	(887,179)	(1,009,289)	122,110	-12.1%
Operating loss	**(31,095)**	**(75,451)**	**44,356**	**-58.8%**
Net Financial results and earnings from associates and joint ventures	201,496	5,348	196,148	-
Net income (loss) before income tax expense	**170,401**	**(70,103)**	**240,504**	**-**
Income tax expense	(111,539)	85,523	(197,062)	-
Net Income	**58,862**	**15,420**	**43,442**	**-**
Attributable to:				
Controlling Company	54,608	12,902	41,706	-
Non-controlling interest	4,254	2,518	1,736	68.9%
Operating income before D, A & I	**249,501**	**246,137**	**3,364**	**1.4%**
As % of Revenues	29.1%	26.4%		

Net Financial results **Three Months Comparison**	06/30/24	06/30/23	Δ $	Δ %
Financial cost				
Interests on borrowings	(21,858)	(27,351)	5,493	-20.1%
Remeasurement in borrowings	(39,023)	(3,680)	(35,343)	-
Foreign currency exhange gains (losses) on borrowings	236,883	6,349	230,534	-
Total financial cost	**176,002**	**(24,682)**	**200,684**	**-**
Other financial results, net				
Fair value gains/(losses) on financial assets at fair value through profit or loss	13,103	(16,680)	29,783	-178.6%
Other foreign currency exhange gains (losses)	35,665	(941)	36,606	-
Other interests, net	1,657	3,305	(1,648)	-49.9%
Other taxes and bank expenses	(30,665)	(9,629)	(21,036)	-
Financial expenses on pension benefits	(665)	(988)	323	-32.7%
Financial discounts on assets, debts and other	(7,223)	(2,672)	(4,551)	170.3%
*RECPAM**	14,983	62,602	(47,619)	-76.1%
Total other financial results, net	**26,855**	**34,997**	**(8,142)**	-23.3%
Total financial results, net	**202,857**	**10,315**	**192,542**	-

** Inflation restatement gain / (loss)*

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2023 restated to 2024 values include a variation due to the restatement of approximately 340.1% vs. a restatement variation of 16.1% for revenues as of 2024)

	06/30/24		06/30/23		1H24 IAS 29 vs. 1H23 IAS 29	
	1H24 IAS 29	IAS 29 Adjustment	1H23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	1,572,594	219,209	1,780,178	1,376,334	(207,584)	-11.7%
Mobile Services	672,409	93,835	778,849	602,563	(106,440)	-13.7%
Internet Services	418,073	56,809	410,373	317,437	7,700	1.9%
Cable TV Services	243,058	34,031	351,738	271,781	(108,680)	-30.9%
Fixed Telephony and Data Services	221,313	32,244	223,717	172,826	(2,404)	-1.1%
Other service revenues	17,741	2,290	15,501	11,727	2,240	14.5%
REVENUES FROM EQUIPMENT SALES	94,385	11,893	141,571	108,790	(47,186)	-33.3%
REVENUES	1,666,979	231,102	1,921,749	1,485,124	(254,770)	-13.3%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	06/30/24		06/30/23		2Q24 IAS 29 vs. 2Q23 IAS 29	
	2Q24 IAS 29	IAS 29 Adjustment	2Q23 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	799,692	32,925	856,816	640,085	(57,124)	-6.7%
Mobile Services	342,406	14,107	375,946	281,178	(33,540)	-8.9%
Internet Services	218,247	8,960	194,151	145,053	24,096	12.4%
Cable TV Services	122,803	5,033	168,203	125,515	(45,400)	-27.0%
Fixed Telephony and Data Services	107,787	4,616	111,041	82,981	(3,254)	-2.9%
Other service revenues	8,449	209	7,475	5,358	974	13.0%
REVENUES FROM EQUIPMENT SALES	56,392	2,627	77,022	57,436	(20,630)	-26.8%
REVENUES	856,084	35,552	933,838	697,521	(77,754)	-8.3%

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2024

(in million Argentine Pesos)

TELECOM ARGENTINA	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 12, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations